

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2008

Via US Mail and Facsimile

Mr. Ben K. Wells
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

> **Re: Burger King Holdings, Inc.**
> **Form 10-K for the year ended June 30, 2007**
> **File No. 001-32875**

Dear Mr. Wells:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief